                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               November 17, 1998

                        PC DOCS GROUP INTERNATIONAL INC.

             (Exact name of registrant as specified in its charter)
                           2005 SHEPPARD AVENUE EAST
                                   SUITE 800
                            TORONTO, ONTARIO, CANADA
                                    M2J 5B4
                    (Address of principal executive offices)
                                 (416) 497-7700
              (Registrant's telephone number, including area code)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F ....X....... Form 40-F ............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ............ No ......X......

                               [LETTERHEAD]

                                                                  INTERIM REPORT
                                                      FOR THE THREE MONTHS ENDED
                                                              SEPTEMBER 30, 1998

TO THE SHAREHOLDERS

PC DOCS Group International Inc., a leader in enterprise document and knowledge management systems and information management systems for professionals, reports the financial results for its First Quarter ended September 30, 1998.

FINANCIAL HIGHLIGHTS (U.S. GAAP, CANADIAN DOLLARS)

Revenues for the First Quarter were $37.5 million, a 45% increase over the $25.8 million for the same quarter last year. In particular, software license revenues rose by 39% to $18.3 million this quarter from $13.2 million in the same quarter last year. Net earnings were $0.4 million, compared to $0.6 million for the First Quarter last year. Fully diluted earnings per share were $0.01 compared to $0.03 in the same quarter last year.

The Company maintained its strong financial position including cash of approximately $58.4 million, working capital of $69.8 million, shareholders' equity of $82.4 million and total assets of $174.6 million.

OPERATING HIGHLIGHTS

The Company's DOCS Open Enterprise Suite and Web-enabled CyberDOCS products were selected as the core software components for the national "RDIMS" (Records, Document, Imaging Management Systems) project for the Canadian Federal Government. As a result, all Canadian Government departments will be able to readily acquire the RDIMS solution based on PC DOCS products. This contract is the largest document/knowledge management deal ever signed in the industry and it confirms the strength of our technology and our enterprise solutions. Just after the end of the quarter, Arthur Andersen and Unisys, members of the PC DOCS/Fulcrum Global Enterprise Support Partners program, added PC DOCS/Fulcrum's knowledge management solution to further enhance and complement their current document/knowledge management and workflow solutions for both internal use and client offerings.

For the second consecutive year, PC DOCS/Fulcrum won Microsoft's Annual Industry Solution Award in Electronic Document Management Systems (EDMS) for the Best Document Management Solution. This award is co-sponsored by Microsoft Corporation and KM (Knowledge Management) World magazine.

DOCS/Fulcrum software also was honored in the ninth annual Giga Excellence Awards competition for Europe, Asia/Pacific Rim and Africa. The application for Australian law firm, Phillips Fox won the silver medal for excellence in innovation and implementation in the Document/Knowledge Management category. The awards are sponsored by Giga Information Group and the Workflow and Reengineering International Association.

New customers this quarter included, Columbia Gas Transmission Company, Port Authority of New York and New Jersey, System Software Associates, American Electric Power Services, a major US Bank and one of the world's largest network providers. International wins included British Broadcasting Corporation and Alcatel Australia Limited, a leading telecommunications company.

CORPORATE HIGHLIGHTS

The Company repurchased a total of 441,500 shares for approximately $2.7 million under its share repurchase plan. The total number of shares that the Company has repurchased since the initial plan was instituted is 955,300 shares. The Company continues to believe that its shares are undervalued and that it may be advantageous to continue its share repurchase plan. The total number of shares the Company will repurchase depends on a number of factors including the price at which the shares can be acquired and other cash requirements of the Company.

Craig Wallace was appointed president & chief operating officer of our PC DOCS, Inc. division. Mr. Wallace has held several notable senior management positions at large technology companies as well as being president of PC DOCS' Internet division.

The Company announced the acquisition of Globus International Quality Group, which provides research, analysis and internet-based services and programs. Globus also develops and publishes an international database of organizations that have achieved registration to recognized management standards such as ISO 9000 and ISO 14000. Every organization that seeks to achieve and maintain ISO registration must document their business policies and procedures. This presents PC DOCS with a unique opportunity to sell its document/knowledge management solutions.

At the end of October, Ben Swirsky was appointed Chairman of PC DOCS Group. Mr. Swirsky has been a Director of the Company since December 1997. He is currently Chairman and Chief Executive Officer of Nextel Group Inc., a telecommunications company and was formerly President and Chief Executive Officer of Slater Steel Inc., a diversified industrial company. Prior to 1994, he was President and Chief Executive Officer of Bramalea Limited, one of North America's largest real estate development companies. Mr. Swirsky is also a Director of The Four Seasons Hotels Inc., and CamVec Inc., as well as several international companies. With the tremendous growth that PC DOCS Group has undergone over the past few years and the opportunities and challenges ahead, Mr. Swirsky's experience with large international growth companies will be invaluable to the Company going forward.

COMMENTARY

Typically our First Quarter is soft because of the summer months and although our revenues increased over last year, our European and Asian sales were below our expectations. This could be due to the apparent slowdown of the global economy or an aberration for this quarter. We continue to focus on our geographic and vertical market strategies, the integration of PC DOCS/Fulcrum operations and products and other growth opportunities.

FORWARD-LOOKING STATEMENTS

Certain of the above statements are forward-looking statements that involve risks and uncertainties. Actual results could differ materially as a consequence of a number of factors, including: fluctuations in the Company's operating results due to product demand, length of the sales cycle, size and timing of individual customer transactions and similar matters; changes in the client/server application software market, including technology change, changes in customer requirements, frequent new product introductions by competitors and emerging standards; dependence of the Company on the legal services market; reliance by the Company on its third-party resellers; dependence of the Company on its key management; uncertainties relating to acquisitions, including operational disruptions, unexpected operating expenses and losses, and expenses associated with the integration of such acquisitions; and other factors set forth in the Company's Securities and Exchange Commission and Ontario Securities Commission reports and filings.

(signed)

Rubin Osten
Chief Executive Officer

                        PC DOCS GROUP INTERNATIONAL INC.
         2005 Sheppard Avenue East, Suite 800, Toronto, Ontario, Canada
                 Telephone: (416) 497-7700 Fax: (416) 499-7777

Burlington, Massachusetts          Ottawa, Ontario               Sydney, Australia
New York, New York                Toronto, Ontario                    Osaka, Japan
San Francisco, California          London, England                    Tokyo, Japan
Tallahassee, Florida                 Paris, France                       Singapore
Washington, DC                  Frankfurt, Germany
                                   Munich, Germany
                                      Milan, Italy
                                       Rome, Italy

PC DOCS GROUP INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME                                      U.S. GAAP

In Accordance with U.S. Generally Accepted Accounting Principles
(Canadian dollars, in thousands except per share amounts) for the periods ended September 30

                                                             Year
                                                                                              % change
                                            1998    % of Rev.       1997     % of Rev.       98 vs. 97
REVENUES
Software sales                          $ 18,398        49%      $ 13,241           51%             39%
Software support, services
 and other sales                          18,372        49%        11,033           43%             67%
Hardware sales                                76         0%           783            3%            -90%
Interest income and other revenues           662         2%           774            3%            -14%
                                        --------                 --------
TOTAL REVENUES                            37,508       100%        25,831          100%             45%
                                        --------                 --------
COST OF SALES                              2,445         7%         3,208           12%             24%
                                        --------                 --------
GROSS PROFIT                              35,063        93%        22,623           88%             55%
                                        --------                 --------
EXPENSES
Selling and marketing                     11,690        31%         8,059           31%            -45%
Support and services                       7,241        19%         3,496           14%           -107%
Research and development                   7,171        19%         3,582           14%           -100%
General and administration                 4,970        13%         4,121           16%            -21%
                                        --------                 --------
TOTAL EXPENSES                            31,072        83%        19,258           75%            -61%
                                        --------                 --------
EARNINGS BEFORE DEPRECIATION
 AND INTEREST                              3,991        11%         3,365           13%             19%
Depreciation of fixed assets               1,804         5%           988            4%            -83%
Amortization of product
 development costs                            41         0%         1,325            5%             97%
Amortization of acquired software            621         2%             -            0%
Amortization of goodwill                     139         0%            59            0%           -136%
Interest on long-term debt                   524         1%            17            0%          -2982%
                                        --------                 --------
EARNINGS (LOSS) BEFORE INCOME TAXES AND
MINORITY INTEREST                            862         2%           976            4%
Income taxes                                 495         1%           393            2%            -26%
                                        --------                 --------
NET EARNINGS (LOSS)                     $    367         1%      $    583            2%            -37%
                                        ========                 ========
EARNINGS (LOSS) PER SHARE
Basic                                   $   0.02                 $   0.03                          -47%
Diluted                                     0.01                 $   0.03
Average number of shares,
basic (000's)                             23,577                   19,918                           18%
Average number of shares,
diluted (000's)                           24,606                   21,285                           16%

PC DOCS GROUP INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS                                            U.S. GAAP

In Accordance with U.S. Generally Accepted Accounting Principles
(Canadian dollars, in thousands)

as of                                                    SEPTEMBER 30                  June 30
                                                                 1998                     1998
                                                            UNAUDITED                  audited
ASSETS
Current
Cash and short-term investments                             $  58,448                $  62,537
Trade receivables                                              52,664                   65,717
Unbilled receivables                                           13,508                   11,146
Prepaid expenses                                                7,999                    8,039
Other assets                                                    7,178                        -
Loan receivable                                                     -                        -
                                                            ---------                ---------
                                                              139,797                  147,439
                                                            ---------                ---------
Fixed assets                                                   13,748                   13,813
Product development costs                                       1,859                    1,832
Acquired software                                               2,390                    3,011
Deferred income taxes                                          13,192                   12,695
Investment                                                          -                    2,762
Goodwill                                                        3,602                    3,742
                                                            ---------                ---------
                                                            $ 174,588                $ 185,294
                                                            =========                =========
LIABILITIES
Current
Accounts payable and accrued liabilities                    $  40,316                $  55,299
Deferred revenues                                              29,667                   25,548
                                                            ---------                ---------
                                                               69,983                   80,847
                                                            ---------                ---------
Long-term debt                                                 21,882                   22,044
Minority interest                                                 297                      297
                                                            ---------                ---------
                                                               92,162                  103,188
                                                            ---------                ---------
SHAREHOLDERS' EQUITY
Share capital, 23,259,838 shares
 outstanding (June 30 - 23,644,147)                           143,779                  146,456
Cumulative translation adjustments                              5,001                    2,371
Retained earnings (deficit)                                   (66,354)                 (66,721)
                                                            ---------                ---------
                                                               82,426                   82,106
                                                            ---------                ---------
                                                            $ 174,588                $ 185,294
                                                            =========                =========

PC DOCS GROUP INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  U.S. GAAP

In Accordance with U.S. Generally Accepted Accounting Principles
(Canadian dollars, in thousands except per share amounts) for the periods ended September 30

                                                                           Year
                                                                   1998                     1997
                                                             UNAUDITED                 unaudited
OPERATING ACTIVITIES
Net earnings                                                  $    367                  $    583
Adjustments to reconcile net income to net cash
 provided by operating activities
Depreciation and amortization                                    2,605                     2,372
Loss on disposal of fixed assets                                     9                         -
Decrease in accounts receivable                                 13,053                     2,003
Increase in unbilled receivables                                (2,362)                   (1,537)
Decrease (increase) in prepaid expenses                          2,803                      (187)
Increase in other assets                                        (7,178)                        -
Increase in deferred income taxes                                 (497)                      (60)
Decrease in accounts payable and
accrued liabilities                                            (14,962)                   (2,146)
Increase in deferred revenues                                    4,119                       684
                                                              --------                  --------
Net cash provided by (used for) operating activities            (2,043)                    1,712
                                                              --------                  --------
INVESTING ACTIVITIES
Increase in loan receivable                                          -                      (386)
Additions to fixed assets                                       (1,357)                   (1,616)
Additions to product development costs                               -                    (2,210)
Increase in investment                                               -                    (2,778)
Cumulative translation adjustments                               2,213                        45
                                                              --------                  --------
Net cash provided by (used for) investing activities               856                    (6,945)
                                                              --------                  --------
FINANCING ACTIVITIES
Decrease in long-term debt                                        (204)                     (242)
Repurchase of common stock                                      (2,749)                        -
Net proceeds from issuance of common stock                          51                        34
                                                              --------                  --------
Net cash used for financing activities                          (2,902)                     (208)
                                                              --------                  --------
DECREASE IN CASH AND CASH EQUIVALENTS                           (4,089)                   (5,441)
Cash and cash equivalents
Beginning of period                                             62,537                    89,708
                                                              --------                  --------
END OF PERIOD                                                 $ 58,448                  $ 84,267
                                                              ========                  ========

PC DOCS GROUP INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)                         CANADIAN GAAP

In Accordance with Canadian Generally Accepted Accounting Principles (Canadian dollars, in thousands except per share amounts) for the periods ended September 30

                                                                          Year
                                                                  1998                      1997
                                                             UNAUDITED                 unaudited
REVENUES
Software sales                                                $ 18,398                  $ 13,241
Software support, services and other sales                      18,372                    11,033
Hardware sales                                                      76                       783
Interest income and other revenues                                 662                       774
                                                              --------                  --------
TOTAL REVENUES                                                  37,508                    25,831
                                                              --------                  --------
COST OF SALES                                                    2,445                     3,208
                                                              --------                  --------
GROSS PROFIT                                                    35,063                    22,623
                                                              --------                  --------
EXPENSES
Selling and marketing                                           11,690                     8,059
Support and services                                             7,241                     3,496
Research and development                                         7,171                     3,582
General and administration                                       4,970                     4,121
                                                              --------                  --------
TOTAL EXPENSES                                                  31,072                    19,258
                                                              --------                  --------
EARNINGS BEFORE AMORTIZATION AND INTEREST                        3,991                     3,365
Amortization                                                     4,399                     2,372
Interest on long-term debt                                         524                        17
                                                              --------                  --------
EARNINGS (LOSS) BEFORE INCOME TAXES                               (932)                      976
Income tax expense                                                 495                       393
                                                              --------                  --------
NET EARNINGS (LOSS)                                           $ (1,427)                 $    583
                                                              ========                  ========
EARNINGS (LOSS) PER SHARE
Basic                                                         $  (0.06)                 $   0.03
Fully diluted                                             Antidilutive                  $   0.03
Average number of shares, basic (000's)                         23,577                    19,918
Average number of shares, fully diluted (000's)                 28,104                    23,382

PC DOCS GROUP INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION                      CANADIAN GAAP

In Accordance with Canadian Generally Accepted Accounting Principles (Canadian dollars, in thousands )

as of                                            SEPTEMBER 30                   June 30
                                                         1998                      1998
                                                    UNAUDITED                 unaudited
ASSETS
Current
Cash and short-term investments                      $ 58,448                  $ 62,537
Trade receivables                                      52,664                    65,717
Unbilled receivables                                   13,508                    11,146
Prepaid expenses                                        7,999                     8,039
Other assets                                            7,178                         -
Loan receivable                                             -                         -
                                                     --------                  --------
                                                      139,797                   147,439
                                                     --------                  --------
Fixed assets                                           13,748                    13,813
Product development costs                               1,859                     1,832
Acquired software                                       2,390                     3,011
Deferred income taxes                                  13,192                    12,695
Investment                                                  -                     2,762
Goodwill and purchased research and development        49,927                    51,860
                                                     --------                  --------
                                                     $220,913                  $233,412
                                                     ========                  ========
LIABILITIES
Current
Accounts payable and accrued liabilities             $ 40,312                  $ 55,292
Deferred revenues                                      29,667                    25,548
                                                     --------                  --------
                                                       69,979                    80,840
                                                     --------                  --------
Long-term debt                                         21,882                    22,044
Minority interest                                         297                       297
                                                     --------                  --------
                                                       92,158                   103,181
                                                     --------                  --------
SHAREHOLDERS' EQUITY
Share capital, 23,259,838 shares outstanding
 (June 30 - 23,644,147)                               142,008                   144,688
Cumulative translation adjustments                      5,283                     2,652
Retained earnings (deficit)                           (18,536)                  (17,109)
                                                     --------                  --------
                                                      128,755                   130,231
                                                     --------                  --------
                                                     $220,913                  $233,412
                                                     ========                  ========

PC DOCS GROUP INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION           CANADIAN GAAP

In Accordance with Canadian Generally Accepted Accounting Principles (Canadian dollars, in thousands except per share amounts) for the periods ended September 30

                                                                             Year
                                                                  1998                    1997
                                                             UNAUDITED               unaudited
CASH FROM (FOR) OPERATING ACTIVITIES
Net earnings (loss)                                           $ (1,427)               $    583
Items not affecting cash
Amortization                                                     4,399                   2,372
Loss on disposal of fixed assets                                     9                       -
Deferred income taxes                                             (497)                    (60)
                                                              --------                --------
                                                                 2,484                   2,895
Changes in non-cash working capital items
relating to operations
Trade receivables                                               13,053                   2,003
Unbilled receivables                                            (2,362)                 (1,537)
Prepaid expenses                                                    40                    (187)
Other assets                                                    (7,178)                      -
Accounts payable and accrued liabilities                       (14,980)                 (2,146)
Deferred revenues                                                4,119                     684
                                                              --------                --------
                                                                (4,824)                  1,712
                                                              --------                --------
CASH FROM (FOR) INVESTING ACTIVITIES
Loan receivable                                                     -                     (386)
Additions to fixed assets                                      (1,357)                  (1,616)
Additions to product development costs                              -                   (2,210)
Increase in investment                                          2,762                   (2,778)
Cumulative translation adjustments                              2,214                       45
                                                             --------                 --------
                                                                3,619                   (6,945)
                                                             --------                 --------
CASH FROM (FOR) FINANCING ACTIVITIES
Decrease in long-term debt                                       (204)                    (242)
Share capital issued for acquisition                               18                        -
Repurchase of common shares                                    (2,749)                       -
Share capital issued for cash, net of expenses                     51                       34
                                                             --------                 --------
                                                               (2,884)                    (208)
                                                             --------                 --------
DECREASE IN CASH AND SHORT-TERM INVESTMENTS                    (4,089)                  (5,441)
CASH AND SHORT-TERM INVESTMENTS
Beginning of period                                            62,537                   89,708
                                                             --------                 --------
End of period                                                $ 58,448                 $ 84,267
                                                             ========                 ========

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                       PC DOCS GROUP INTERNATIONAL INC.

                       By /s/ Martin Day
                         ---------------
                       Martin Day
                       General Counsel




Date November 17, 1998